FORM RW

FEDERAL HOME LOAN BANK OF SEATTLE

1501 Fourth Avenue, Suite 1900

Seattle, WA 98101-1693

August 26, 2005

Via Facsimile and EDGAR

Mr. Todd K. Schiffman

Assistant Director

Office of Financial Institutions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20002

Re:	Federal Home Loan Bank of Seattle

Form 10 Filed on June 30, 2005

Dear Mr. Schiffman:

On June 30, 2005, the Federal Home Loan Bank of Seattle (the “Seattle Bank”) voluntarily filed a registration statement on Form 10 (the “Form 10”) under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), File No. 000-51406.

At this time the Seattle Bank is voluntarily withdrawing the Form 10, together with all exhibits thereto, and does not wish to go effective in accordance with Section 12(g)(1) of the Exchange Act. The Form 10 filing is being withdrawn in order to allow the Seattle Bank to resolve certain accounting issues with its independent registered public accountant and the Securities and Exchange Commission.

If and as necessary, the Seattle Bank hereby requests that an order granting the withdrawal of the Form 10 be issued by the Securities and Exchange Commission prior to August 29, 2005, when the Form 10 would otherwise automatically become effective pursuant to Section 12(g)(1) of the Exchange Act.

Should you have any questions regarding this matter, please contact Mark Szczepeniak, Senior Vice President, Chief Financial Officer at (206) 340-2436, Kevin Crowe, Senior Vice President, General Counsel at (206) 340-8723 or myself at (206) 340-2390.

Respectfully submitted,

/s/ James E. Gilleran
James E. Gilleran
President and Chief Executive Officer